UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

GUARANTY BANCORP

(Name of Issuer)

Voting Common Stock, par value $0.001 per share

(Title of Class of Securities)

40075T607

(CUSIP Number)

John M. Eggemeyer

6051 El Tordo, PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

Copy to:

Castle Creek Capital Partners IV, LP

6051 El Tordo, PO Box 1329

Rancho Santa Fe, CA 92067

858-756-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital Partners IV, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,448,849 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,448,849 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,448,849 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.9% (1)

14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

(1)           See Item 5 hereto.

CUSIP No. 40075T607		SCHEDULE 13D

1	Name of Reporting Persons Castle Creek Capital IV LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC/AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,448,849 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,448,849 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,448,849 (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.9% (1)

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)           See Item 5 hereto.

CUSIP No. 40075T607	SCHEDULE 13D

Item 1.                                                         Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the voting common stock, par value $0.001 per share (“Voting Common Stock”) of Guaranty Bancorp (the “Issuer” or the “Company”).  The address of the principal executive office of the Company is 1331 Seventeenth St., Suite 200, Denver, Colorado 80202.  This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on December 5, 2016 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”).  This Amendment is being filed to report that the Reporting Persons have ceased to own more than five percent of the Voting Common Stock, and to remove certain individuals as reporting persons (as further described in Item 2).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2.                                                         Identity and Background

Item 2 of the Schedule 13D is hereby amended to remove John M. Eggemeyer, J. Mikesell Thomas, Mark G. Merlo and John T. Pietrzak, each of whom are managing principals of Castle Creek Capital IV LLC, as reporting persons.  Although each of Messrs. Eggemeyer, Thomas, Merlo and Pietrzak were previously included as reporting persons, upon further review, these individuals are not deemed to be beneficial owners of the Voting Common Stock owned by Castle Creek Capital Partners IV, LP (“Fund IV”) and thus have been removed as reporting persons.

Item 5.                                                         Interest in Securities of the Issuer

Items 5(a), (b) and (e) of the Schedule 13D are hereby amended and restated, with effect from the date of the event giving rise to this Amendment, with the following:

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners IV, LP	1,448,849	4.9%	0	1,448,849	0	1,448,849
Castle Creek Capital IV LLC (1)	1,448,849	4.9%	0	1,448,849	0	1,448,849

(1)         Castle Creek Capital IV LLC (“CCC IV”) is the general partner of Fund IV.  As further described in Item 2, Mr. Eggemeyer, Mr. Thomas, Mr. Merlo and Mr. Pietrzak are managing principals of CCC IV but are not deemed to be beneficial owners of the shares of Voting Common Stock owned by Fund IV.

(2)   This calculation is based on 29,300,281 shares of Voting Common Stock outstanding as of April 26, 2018, as reported by the Company on its Quarterly Report on Form 10-Q filed with the SEC on April 30, 2018 (the “10-Q”).

(e)                                  The Reporting Persons have ceased to be the beneficial owners of more than five percent of the Company’s Voting Common Stock based on the number of shares of Voting Common Stock outstanding as reported by the Company in the 10-Q. The Reporting Persons beneficial ownership percentage fell below five percent of the Company’s Voting Common Stock as a result of ordinary course dilutive issuances of shares (e.g., awards under employee benefit plans).

Item 7.                                                         Material to be Filed as Exhibits

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of June 6, 2018, by and between Castle Creek Capital Partners IV, LP and Castle Creek Capital IV LLC.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2018

CASTLE CREEK CAPITAL PARTNERS IV, LP By Castle Creek Capital IV LLC, its general partner

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

CASTLE CREEK CAPITAL IV LLC

By:	/s/ John M. Eggemeyer
Name:	John M. Eggemeyer
Title:	Managing Principal

SIGNATURE PAGE TO AMENDMENT NO. 2 TO SCHEDULE 13D (GUARANTY BANCORP)